FINTECH ACQUISITION CORP. II

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

June 25, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re:	Registration Statement on Form S-4
File No. 333-223936

Gentlemen/Ladies:

FinTech Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Wednesday, June 27, 2018, at 3:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Derick Kauffman, at 215-731-9450 of the time of effectiveness.

Very truly yours,

FINTECH ACQUISITION CORP. II

By:	/s/ James J. McEntee, III
James J. McEntee, III President and Chief Financial Officer